El Paso Pipeline Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

June 19, 2013
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jennifer Thompson
     Accounting Branch Chief

Re:	El Paso Pipeline Partners, L.P.
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-33825
Ladies and Gentlemen:
In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2013, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the June 6 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.
Form 10-K for the year ended December 31, 2012

Item 1 and 2: Business and Properties, page 1

Outlook for 2013, page 1

1.	We note your response to comment 1 from our letter dated May 6, 2013 and your proposed disclosure revisions. Please address the following items:

•
Please quantify the projected incremental cash distributions and EBDA that will be contributed by each of the acquisitions and expansion projects cited in your proposed disclosures. We believe this additional disclosure provides important insight to your investors about the relative contribution expected from each

United States Securities and Exchange Commission
June 19, 2013

acquisition or expansion project and allows your investors to better assess the accuracy of your projections as time progresses.

Response: We believe that quantifying and disclosing the expected contributions to incremental cash distributions and EBDA for each of our acquisitions and planned expansion projects would be beyond the requirements of Item 10(b) of Regulation S-K and that such disclosure could place us at a disadvantage relative to a variety of groups, including, for example, claimants in a rate proceeding, and in turn, would be detrimental to our investors. Item 10(b) suggests that specific amounts (or reasonable ranges) should be provided for the financial measures themselves, but Item 10(b) does not suggest that such specificity is required with respect to the underlying assumptions.

As discussed in our previous letter to the SEC dated May 15, 2013, management’s assessment is based on its experience gained over a long track record of disclosing and meeting projections. In accordance with Item 10(b)(3)(i) of Regulation S-K, we have disclosed the assumptions which, in our view, are most significant to our expected distribution growth, specifically EPB’s stable cash flow base combined with increases resulting from an expected acquisition, a full year of contributions from drop-downs and synergies resulting from KMI’s acquisition of El Paso in 2012, and an expansion project expected to come online in 2013. We believe our disclosure provides readers with an adequate understanding of the drivers of our expected year-over-year growth and that it is also important to our investors that we avoid offering a degree of insight that could place us at a disadvantage relative to a variety of other groups, including claimants, and competitors for potential acquisitions and expansion projects.

•
Although you project your 2013 cash distributions per unit will increase 13%, you expect EBDA to increase by only 2%. Please explain to us and clarify to your readers why you expect your cash distributions to increase significantly more than EBDA.

Response: We would not expect the percentage change in cash distributions per unit to closely track the percentage change in EBDA from period to period; in fact, they could vary significantly. The calculation of distributions per common unit takes into consideration several components (such as general and administrative expenses, sustaining capital expenditures and financing costs, including issuances of additional limited partner units) that are not taken into consideration in the calculation of EBDA. For example, a decrease in our expected 2013 general and administrative expenses represents a favorable change in projected cash distributions per unit but does not have a corresponding impact on EBDA. Furthermore, the per-unit calculation is impacted by changes in our total units outstanding, with no corresponding impact on EBDA.

United States Securities and Exchange Commission
June 19, 2013

We project our cash distribution per unit to increase at a greater rate than our EBDA due primarily to synergies expected from KMI’s acquisition of El Paso in 2012, resulting in lower general and administrative expenses, and our plans to distribute a greater percentage of EPB’s distributable cash flow (“DCF”). These are partially offset by increased financing costs associated with EPB’s acquisitions and expansion projects. Our Outlook for 2013 disclosure in our 2012 Form 10-K includes the expected amount of excess cash flow above the 2013 distribution target and the primary growth drivers, including incremental cost and growth synergies related to KMI’s purchase of El Paso, among other things. We believe that these disclosures, taken together with our disclosure, on a historical basis, regarding the components of EBDA and DCF and management’s reasons for using these measures (included on pages 32-36 of EPB’s 2012 Form 10-K), provides investors with sufficient information to understand why our cash distribution per unit is expected to increase by a greater percentage than our EBDA.

•	Please disclose a measure of cash distributions to earnings, such as a payout ratio, as we believe this measure will provide useful information to your investors.

Response: Our management does not use a ratio of cash distributions to earnings as a performance measure; to include such a ratio in our disclosure would imply otherwise. Moreover, to our knowledge, it is not common industry practice for master limited partnerships (“MLPs”) to present a payout ratio. As an MLP, we have a limited partnership agreement (filed as an exhibit to our Form 10-K), which requires that we distribute within 45 days following the end of each quarter all of our “available cash.” Because we are required to distribute all “available cash,” we believe disclosure regarding DCF is meaningful to investors, as DCF serves as management’s proxy for “available cash,” and accordingly, indicates management’s view on cash that will be available for distributions to our unitholders. This DCF disclosure, along with our disclosure of excess cash flow above our cash distribution target, provides more meaningful information to investors. Conversely, a ratio of cash distributions to earnings would not provide meaningful or predictive value because, for example, net income (loss) includes non-cash expenses such as depreciation related to expansion projects and acquisitions, which do not affect the amount of “available cash” that EPB is required to distribute. As DCF is a non-GAAP measure, we provide (for example, on page 33 of our Form 10-K) a reconciliation of DCF to net income, the most comparable GAAP financial measure.

•	Please disclose any limitations on these projections and when you will undertake to update them.

Response: In future filings, as applicable, we will disclose limitations on our outlook projections and when we plan to provide updates for these projections.

United States Securities and Exchange Commission
June 19, 2013

Below is revised disclosure, with insertions indicated in bold italics, substantially consistent with what we plan to include in future filings:

Outlook for 2013

We expect to declare cash distributions of $2.55 per unit for 2013, a 13% increase over our 2012 distributions of $2.25 per unit. Our base cash flows (that is, cash flows not attributable to acquisitions or expansions) are relatively stable from year to year and are largely supported by reservation charges under firm transportation contracts. Therefore, we expect our growth from 2012 to 2013 to be mainly driven by acquisitions and expansion projects.

Our 2013 budget includes the expected acquisition of 50% of Gulf LNG Energy LLC from KMI in 2013, a full year contribution from our 2012 acquisitions from El Paso, and a growth project on the Elba Express Pipeline expected to commence operations during the second quarter of 2013. In 2013, we expect to generate EBDA of $1.22 billion (adding back our share of joint venture depreciation and amortization). We expect to produce excess cash flow of more than $25 million above the 2013 distribution target of $2.55 per unit.

Our Outlook for 2013 is not a guarantee of performance. This Outlook involves risks, uncertainties and assumptions. Further, many of the factors that will determine these results are beyond EPB’s ability to control or predict. Because of these uncertainties, it is advisable to not put undue reliance on any forward-looking statement. Please read our Risk Factors for more information. We plan to provide updates to our Outlook when we believe previously disclosed projections no longer have a reasonable basis.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

2.
We note your response to comment 3 from our letter dated May 6, 2013 and the additions to your discussion of Results of Operations that you intend to include in future filings. We continue to believe that the enhanced narrative does not provide sufficient analysis of the changes in certain line items, such as revenues and operation and maintenance expenses, computed in accordance with GAAP and presented on the face of your financial statements. We note that previous Forms 10-K included information regarding contracts that were not renewed, changes in tariff rates and the impact from changes in throughput volumes. Please further revise your disclosures to provide additional discussion and analysis of the financial measures presented in accordance with GAAP.

United States Securities and Exchange Commission
June 19, 2013

Response: We will make additional enhancements to our discussion and analysis to expand our analysis of the changes in certain GAAP line items presented on the face of our financial statements. We note in your comment that our previous Forms 10-K included information regarding contracts that were not renewed, changes in tariff rates and the impact from changes in throughput volumes. Where applicable, we have made these disclosures in our Form 10-K. On pages 35 and 36 of our Form 10-K, we disclosed the unfavorable impact to our revenues of the nonrenewal or restructuring of expiring contracts. For the 2010 to 2012 periods, we did not experience a significant rate change with any of our wholly-owned subsidiaries. We did, however, provide on page 101 of our Form 10-K disclosure with regard to the status of future rate proceedings. As mentioned in our response to comment number 1 of our May 15, 2013 response to you, we noted that our revenues are predominantly comprised of “Reservation” revenues, which are neither sensitive to the price of natural gas nor the amount of natural gas that moves through our system. Because of the significance of our reservation revenues to total revenues, volume-related changes to our revenues were not material to our results of operations for the 2010 to 2012 periods.

The following is based on an excerpt of our previous discussion and analysis. We would propose to include in future filings language substantially consistent with the following to provide additional discussion and analysis of the financial measures presented in accordance with GAAP. The bold italicized language indicates the areas of enhanced future proposed disclosure.

Earnings Results

We previously reported earnings before interest expense and income taxes as our segment performance measure. As a result of KMI’s acquisition of El Paso, management now assesses our segment performance based on EBDA, which excludes depreciation and amortization, general and administrative expenses and interest expense, net. Certain general and administrative expenses have been excluded from EBDA such as employee benefits, legal, information technology and other costs that are not controllable by operating management and thus are not included in the measure of performance for which they are accountable. Our management uses EBDA as a measure to assess the operating results and effectiveness of our assets, which consists of both consolidated operations and earnings from equity method investments. We believe providing EBDA to our investors is useful because it is the same measure used by management to evaluate our segment performance and allows investors to evaluate our operating results without regard to our financing methods or capital structure. EBDA may not be comparable to measures used by other companies. Additionally, EBDA should be considered in conjunction with net income and other performance measures such as operating income or operating cash flows.

United States Securities and Exchange Commission
June 19, 2013

Below are the components of EBDA for the annual periods presented (in millions):

	2012	2011	2010
Revenues	$1,515	$1,531	$1,454
Operating Expenses
Operation and maintenance	(389)	(419)	(398)
General and administrative expenses	139	132	128
Operation and maintenance, excluding general and administrative expenses	(250)	(287)	(270)
Taxes, other than income taxes	(82)	(83)	(72)
Operating Expenses	(332)	(370)	(342)
Earnings from equity investments	14	15	16
Other income, net	5	8	32
EBDA	$1,202	$1,184	$1,160

Below is a reconciliation of our EBDA to net income attributable to EPB, our throughput volumes and an analysis and discussion of our operating results for the annual periods presented (in millions, except operating statistics):

	2012	2011	2010
EBDA(1)(2)(3)(4)	$1,202	$1,184	$1,160
Depreciation and amortization (5)	(181)	(180)	(165)
General and administrative expenses(6)	(139)	(132)	(128)
Interest and debt expense, net (7)	(293)	(267)	(199)
Income tax expense	—	—	(2)
Net income	589	605	666
Net income attributable to noncontrolling interests	(10)	(93)	(248)
Net income attributable to EPB	$579	$512	$418
Throughput volumes (BBtu/d)(8)	7,864	7,364	7,694

United States Securities and Exchange Commission
June 19, 2013

—————————

(1)	2012 includes a $27 million increase in EBDA for certain items as follows:

•	$34 million of pre-acquisition EBDA related to CPG (comprised of $45 million of revenues and $11 million of operating expenses),

•	$11 million charge to operating expenses attributable to a canceled software implementation project,

•	$6 million non-cash adjustment reducing operating expenses for environmental liabilities associated with certain CIG environmental projects, and

•	$2 million of additional operating expenses for the amortization of regulatory assets associated with the SNG offshore asset sale.

(2)	2011 includes a $99 million increase in EBDA for certain items as follows:

•	$85 million of pre-acquisition EBDA related to CPG (comprised of $112 million of revenues and $27 million of operating expenses),

•	$17 million of revenue resulting from BG LNG’s cancellation of its commitment to Phase B of SLNG’s Elba III Expansion, and

•	$3 million charge to operating expenses for the write-off of project development costs incurred in conjunction with the aforementioned Elba Express expansion project.

(3)	2010 includes a $72 million increase in EBDA for certain items as follows:

•	$93 million of pre-acquisition EBDA related to CPG (comprised of $116 million of revenues and approximately $23 million of operating expenses), and

•	$21 million non-cash write down to operating expenses resulting from a FERC order related to the 2009 sale of the CIG Natural Buttes facilities (compressor station and gas processing plant).

(4)	2012, 2011 and 2010 includes within Other income, net $3 million, $7 million and $28 million, respectively, of an allowance for equity funds used during construction.

(5)	Includes pre-acquisition depreciation and amortization expense for CPG of $5 million in 2012 and $12 million for each of 2011 and 2010.

(6)	Includes certain items as follows:

•	pre-acquisition general and administrative expenses for CPG of $3 million in 2012 and $8 million for each of 2011 and 2010, and

•
non-cash severance costs of $34 million in 2012 allocated to us from El Paso as a result of KMI’s acquisition of El Paso; however, we do not have any obligation nor did we pay any amounts related to this expense.

(7)	Includes pre-acquisition interest and debt expense, net for CPG of $4 million, $11 million and $12 million in 2012, 2011 and 2010, respectively.

(8)	Throughput volumes are presented for WIC, CIG, SNG and CPG and exclude intrasegment volumes. The average daily volumes transported on Elba Express during 2012, 2011 and 2010 were not material.

Combined, the certain items described in footnotes (1) through (3) to the table above decreased our EBDA by $72 million in 2012, and increased our EBDA by $27 million in 2011, when compared with the respective prior year. In addition, the certain items described in footnotes (1) through (3) to the table above accounted for an $84 million decrease in revenues and a $12 million decrease in operating expenses in 2012 versus 2011, and $13 million of higher revenues and $14 million of lower operating expenses in 2011 versus 2010, respectively. Following is information related to the remaining (i) $90 million increase and $3 million decrease in EBDA and (ii) $68 million and

United States Securities and Exchange Commission
June 19, 2013

$64 million increase in revenues in 2012 and 2011, when compared with the respective prior year.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

	EBDA	Revenues
	increase/(decrease) (in millions)
CPG	$51	$62
SNG	26	21
Other	13	(15)
Total EPB	$90	$68

•
The CPG acquisition contributed $51 million of incremental EBDA for the year ended December 31, 2012 reflecting CPG’s EBDA results for the May 25 to December 31, 2012 post-acquisition period). See Note 3 to our consolidated financial statements included elsewhere in this report for additional information regarding the acquisition of CPG;

•
SNG contributed higher EBDA of $26 million primarily due to higher revenues of $21 million largely resulting from the completion of Phases II and III of the South System III expansion project in June 2011 and June 2012 and lower operating expenses of $9 million mainly due to reduced fuel costs in 2012;

•
CIG, included in Other, contributed additional EBDA of $6 million in 2012 as compared to 2011 largely due to favorable property tax adjustments of $4 million during 2012, lower pipeline maintenance, payroll and contractor costs of $10 million, which impacted operating expenses, and increased reservation revenue of $7 million related to an expansion project placed in service in October 2011. Partially offsetting these favorable impacts were lower transportation revenues of $15 million primarily resulting from the nonrenewal of expiring contracts, the restructuring of certain contracts at lower volumes or discounted rates and lower usage and interruptible revenues due to milder weather; and

•	WIC, included in Other, contributed additional EBDA of $4 million in 2012 as compared to 2011 primarily due to higher operating expenses related to compressor station repairs performed in 2011.

United States Securities and Exchange Commission
June 19, 2013

Year Ended December 31, 2011 versus Year Ended December 31, 2010

	EBDA	Revenues
	increase/(decrease) (in millions)
SNG	$3	$15
WIC	(5)	12
SLNG	7	25
Other	(8)	12
Total EPB	$(3)	$64

•
SNG contributed higher EBDA of $3 million. Our EBDA was favorably impacted by $23 million (comprised of $29 million of incremental revenue, $1 million of higher operating expenses and $5 million of lower AFUDC equity, reported as “Other income, net”) due to the completion of Phases I and II of the South System III expansion project in January and June 2011. Partially offsetting this favorable impact were lower transportation revenues of $14 million primarily resulting from the restructuring of certain contracts at lower volumes or discounted rates and lower usage and interruptible revenues due to milder weather. EBDA was further burdened by $6 million due to higher operating expenses during 2011 as compared to 2010 primarily due to an unfavorable gas balance revaluation resulting from lower prices and higher retained volumes and the elimination of their fuel sharing mechanism;

•
CIG’s EBDA, included in Other, decreased by $8 million in 2011 as compared to 2010. Our transportation revenue was $9 million lower due to nonrenewal of expiring contracts, restructuring of certain contracts at lower volumes or discounted rates and lower usage and interruptible revenues due to milder weather. Our EBDA was further burdened by $8 million of higher operating expenses for pipeline maintenance, contractor costs and property taxes. Partially offsetting these unfavorable EBDA impacts were $9 million (comprised of $17 million of incremental revenue, $3 million of higher operating expenses, and $5 million of lower AFUDC equity, reported as “Other income, net”) related to expansion projects placed in service in 2010;

•
WIC’s EBDA decreased by $5 million in 2011 as compared to 2010. Our EBDA was unfavorably impacted by $3 million of lower revenues largely due to nonrenewal of expiring contracts and $6 million of higher operating expenses due to higher third party capacity commitments and unfavorable gas balance revaluations. Additionally, our EBDA was lower by $3 million primarily due to higher operating

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expenses related to contractor costs for maintenance and equipment repairs. Partially offsetting these unfavorable EBDA impacts were $8 million (comprised of $15 million of incremental revenue, $6 million of higher operating expenses, and $1 million of lower AFUDC equity, reported as “Other income, net”) related to expansion projects placed in service in 2010; and

•
SLNG contributed higher EBDA of $7 million. Our EBDA was favorably impacted by $11 million (comprised of $24 million of incremental revenue, $3 million of higher operating expenses and $10 million of lower AFUDC equity, reported as “Other income, net”) due to the completion of the Elba III Phase A Expansion project in 2010, partially offset by $4 million of higher operating expenses for contractor costs due to maintenance and repairs.

Further, we acknowledge that:

•	El Paso Pipeline Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	El Paso Pipeline Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 19, 2013

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895.
Very truly yours,

El Paso Pipeline Partners, L.P.

By:    El Paso Pipeline GP Company, L.L.C.
its general partner

By:    /s/ David P. Michels
    David P. Michels
    Chief Financial Officer